UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated June 21, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: June 21, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, June 21, 2016

DBV Technologies Expands its Board of Directors with the Appointments of Claire Giraut and Maïlys Ferrere

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced the appointment of Claire Giraut and Maïlys Ferrere to its Board of Directors, effective immediately pursuant to their election at the Company’s Annual General Meeting in Montrouge, France. With these additions, DBV’s Board now comprises seven directors.

“We proudly welcome Claire and Maïlys, and we are pleased to have attracted such professionals to our Board. These two appointments are an important step as we continue to prepare for the launch of Viaskin Peanut as Claire and Maïlys bring skills to our board that will support us in our transformation into a commercial biopharmaceutical company,” Said Dr. Pierre-Henri Benhamou, Chairman and CEO of DBV Technologies.” Dr. Benhamou continued, “Both appointments reflect our commitment to long-term growth by adding complimentary expertise to our Board with experienced board members like Claire and Maïlys. We believe they will both help us continue building shareholder value.”

Ms. Giraut will serve on the Board’s Audit Committee. She is currently the Chief Financial Officer of bioMérieux, a worldwide leader in in-vitro diagnostics. She previously served notably as the Chief Financial Officer of Ipsen after holding various finance leadership positions in other worldwide organizations. She also serves since 2010 as a Director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd., the leading Swiss private banking group. She holds a Masters from the Institut National Agronomique (AgroParisTech) in Paris.

Ms. Claire Giraut said, “Over the years, I have been able to witness companies like DBV grow into major transformational players in different industries, and with its innovative technology and patient-driven strategy, DBV is poised to change the lives of many people worldwide. I am truly looking forward to being part of this team of talented individuals.”

Ms. Mailys Ferrere is a Director, Head of the Large Venture Investment Activity at Bpifrance, France’s public investment bank, and DBV’s second largest shareholder. She graduated from Institut d’Etudes Politiques Paris, and began her career in 1985 with the General Inspectorate of Société Générale before working for multiple French banks in the Equity Capital Markets Origination department. Mailys has been an observer in DBV’s Board of Directors since the Initial Public Offering of the Company in the Euronext in March 2012

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“It has been a pleasure to see DBV’s growth over the years, and we are proud to have been one of the initial shareholders of the Company. It is this kind of stories that make our jobs at BPI rewarding, as we help small French companies become the leaders of tomorrow,” commented Ms. Maïlys Ferrere.

About DBV Technologies

DBV Technologies developed Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations for future financial and operational performance and business outlook; and statements regarding our research and development efforts and the commercial potential of our product candidates generally. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contact

Susanna Mesa

Senior Vice President, Strategy

+1 212-271-0861

susanna.mesa@dbv-technologies.com

Media Contacts

Erinn White, Centron PR

+1 646-722-8822

ewhite@centronpr.com

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Media Contacts, Europe

Caroline Carmagnol, Alize RP – Relation Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com

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